FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"FOSTER'S GROUP LIMITED 2008 ANNUAL GENERAL MEETING"

Released: 29 October 2008

Pages: 15

(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

dw 11/5

FOSTER'S GROUP

29 October 2008

Foster's Group Limited 2008 Annual General Meeting

Foster's Group Limited will today address shareholders at its Annual General Meeting to be held in Melbourne, commencing at 10:30am.

Attached is a copy of the Address delivered by the Chairman, David Crawford and the Address delivered by the CEO, Ian Johnston.

A live webcast of the Annual General Meeting can be viewed at www.fostersgroup.com. An archive of proceedings will also be available from the Foster's website.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: 0400 532 466

FOSTER'S GROUP

Foster's Group Limited 2008 Annual General Meeting

Chairman's Address
David Crawford

Our 2008 Accounts and Public Reports have been provided to shareholders and they include a detailed overview of our business and performance. I will not repeat what is included in those reports but intend to touch on a few important areas.

In today's uncertain climate and, in particular, the volatility being experienced on international financial markets, Foster's remains in a very sound position, with a strong balance sheet, appropriate debt levels and secure long term funding. We continue to generate excellent cash flows from a strong underlying business.

We produce and sell a leading portfolio of products and brands. With strong management and operational teams, we are well placed to compete effectively and robustly in increasingly competitive markets.

Our business stability and financial strength place us in an excellent position to weather the quite extraordinary changes occurring in global financial markets. The alcohol category is typically robust during such periods and our overall business continues to perform well.

These macro economic conditions have not, however, distracted us from our commitment to lift current returns from our investment in wine. In June this year, we took the difficult, but necessary decision, to write down $730 million from the value of our wine assets, and your Board is currently involved in a detailed review of our total wine operations.

As previously advised, we expected to complete the wine review by the end of this calendar year. However, we have taken the decision to extend our workplan into early next year and now expect an announcement of the review outcomes no later than the release of our first half trading results in mid February.

I want to assure you that after over a decade of investment – and given significant uncertainty in global financial markets – your Board is taking the appropriate time, care and consideration in agreeing the future strategy and structure for our substantial wine assets.

Once concluded, Ian Johnston will lead the implementation of the review. Ian has been a Non-executive Director since September last year and, following the resignation of Trevor O'Hoy, became Acting CEO. Ian's mix of skills and experience, combined with the positive impact he has made over the past few months, convinced the Board that he was ideal for the role and he was appointed in a permanent capacity in September.

I'm also very pleased to welcome two new Directors to the Foster's Board during the year. Paul Clinton and Michael Ullmer both bring broad business experience and relevant skills to the Board. They will introduce themselves to the meeting shortly. This is also the final meeting for Graeme McGregor. He retires today after over a decade of service to shareholders on the Foster's Board.

I'd now like to invite Ian to comment on the business operations.

Chief Executive Officer's Address
Ian Johnston

As the Chairman has mentioned, we are witnessing some extraordinary changes and challenges in financial markets and, like any company, some have a direct impact on our business.

But we are not distracted by noise out in the marketplace, all businesses are dealing with many of the same issues.

In times like this, it is all the more important that we are focussed on making changes to get the basics right - focussing on volume growth, gaining value share, reducing business costs and building our organizational capabilities.

Before I talk about my agenda as CEO, I'd like to briefly comment on our recent performance.

Financial Performance

As an introduction and to repeat the basic message accompanying the results announcement released in August – our 2008 performance did not meet our own expectations.

On a reported basis, the pre-tax write downs and provisions of $730 million substantially affected our results with profit down 88%. If we remove the impact of these one-off non-cash adjustments and the agricultural charge of SGARA, net profit after tax was in line with the previous year at $713 million. The strengthening of the Australian dollar from July 2007 to June 2008, was a factor in this subdued result – both from a financial perspective and from the impact a strengthening currency has had on the competitiveness of Australian wine products in the main export markets.

Having said that, the business continued to be strongly cash generative with cash flows after dividends increasing 52% to $434 million. Let us not forget the fundamentals that drive the business are very sound.

The final dividend was up 9.6% to 14.25 cents and total dividends for the year increased 10.5% to 26.25 cents. The dividend payout ratio was 71%.

For the quarter to September this year, I'm pleased to say performance has been in line with our expectations.

Here in Australia our beer business is performing well. Improving volume and value trends have continued through September and we have a strong innovation program which offers consumers more choice in the premium sectors, and delivers a positive price outcome.

Excluding cask wine in Australia, our global wine shipments are ahead of the last year and the first quarter plan. Our bottled wine sales in Australia are nicely ahead of last year and we are encouraged by the share performance since the beginning of

2008. As expected, our cask volume in Australia is below last year as we scale back our participation in the category.

In the Americas, our first quarter wine shipments and depletions were in line with plan and ahead of the prior year. And it is encouraging to know that the new season launches are just beginning to gain distribution as retailers introduce these innovations to their stores and shelves.

One issue in the US is the impact of the economic downturn on consumer spending. Forecasting consumer patterns in the US is fraught with its challenges, but at this stage of the cycle overall wine consumption seems to be holding up at trend levels. However, this disguises a shift from restaurant and on premise sectors, to higher levels of consumption at home. This tends to move purchasing to lower price wines and away from the luxury portfolio. Our short term plans are being adjusted to recognise this dynamic. Notwithstanding this, both the category and Foster's continue to see value growth ahead of volume growth in the US market.

In the first quarter, wine volume in our Europe, the Middle East and Africa region is below prior year as we face some economic headwinds and overcome some supply issues into Europe. The outlook is still positive for the year, and year to date earnings for the region remain in line with our expectations. However, in Europe, given similar challenges for the consumer, we remain cautious over the medium term.

As we look forward to our half year results I am certainly encouraged by some of our performance trends. But I should also remind you that for the year our global wine results will reflect the impact of the higher cost of goods we noted at the 2008 year results back in August.

Recent movements in exchange rates are a positive for our business and the Australian wine industry generally. But again, we are not distracted by these short term fluctuations and we retain our focus on delivering stronger financial performance regardless of the exchange rate cycles.

While I have been forthright about our disappointment in the results of the last financial year, it would be remiss if I did not balance this with some comment on the many highlights of the past year that give me the confidence that we are well positioned to successfully compete going forward.

As mentioned previously, the fundamentals of your company remain strong – and in many respects, our beer and wine brands are market leaders.

Australian Beer Highlights

In the Australian beer market, Foster's has the leading beer portfolio with 7 of the top 10 brands and 5 of the 7 fastest growing brands.

Australia's No. 1 beer brand, VB, returned to revenue growth in 2008.

Carlton Draught grew volume and revenue for the 6th consecutive year.

Pure Blonde has been built from an innovation to a mainstream beer brand, and shows the largest value growth of any beer brand in Australia's top 10.

We also reinvested significantly behind Crown Lager to maintain its position as Australia's favourite premium beer and Launched Crown Ambassador – a premium vintage lager.

Australian Beer Growth Categories

The international premium and low carb segments are growing fastest in the Australian beer market and Foster's increased market share in both during the year.

In international premium brands Corona continues to lead category growth.

Pure Blonde created the low carb segment and volumes were up over 60%.

And we continue to build on our position with the re-launch of Carlton Premium Dry as a lower carb beer and the recent addition of two new offerings – Carlton Natural Blonde and Pure Blonde Naked – a midstrength offering under the Pure Blonde brand.

Foster's first 100% Carbon Offset beer – Cascade Green – was a 2008 national environmental award finalist and has established the 'green beer' category in Australia.

Other beer innovation included Carlton Fusion – the first flavoured beer under a major Australian brand.

Wine Highlights

In Australia, Rosemount wines grew by 25% in the year driven by strong growth in white varietals. Rosemount innovation continued with Rosemount O, a wine created for pouring over ice.

Lindemans Early Harvest low alcohol / low calorie wine was launched in October.

2007 to create a new market segment, and Yellowglen Jewel showed best growth in the sparkling wine category.

Market share for bottled wine in Australia showed very good improvement towards the end of the last fiscal year and created a strong platform going forward.

Americas Wine - Beringer California Collection

In the US, the $4 to 6 price point is a key market and is showing strong recent growth in the past quarter - up 11.5%.

Our biggest single brand is Beringer White Zinfandel or Blush, and to this we are adding additional varietals including Chardonnay, Merlot and Cabernet with strong signs of consumer acceptance.

In the US our share in the Australian category is again improving, behind renewed promotional and merchandising support.

European Wine Highlights

The European region continued to grow profitably with Continental Europe generating around 50% of earnings in the 2008 fiscal year.

UK volume and value improvements in the past year came across all channels and our top 4 brands in the region – Lindemans, Wolf Blass, Rosemount and Penfolds - grew strongly.

New Product Development included Lindemans Early Harvest and the relaunch of Gabbiano in the UK trade.

Global

During July Wolf Blass was honoured to be announced the International Red Winemaker of the Year at the 2008 International Wine Challenge in London. This award was judged by a highly credentialed panel of more than 370 winemakers, merchants and writers from around the world, who blind tasted more than 9000 wines from 40 different countries.

All 16 wines entered by Fosters won awards, which we take as high achievement by our talented group of winemakers.

In the last few minutes, I have mentioned a number of innovations, and as you enjoy a cup of tea or one of our products later in the area just outside this auditorium, you'll see many of them and there are Fosters people around to answer any questions you may have.

Looking Forward

Looking forward and in summary, our balance sheet and our brands are in good health.

While the wine review will be a major input to medium and long term strategy for the group, we are not hesitating to make the immediate business decisions necessary to drive business growth.

My immediate priorities as CEO are simple: to grow the business; reduce business costs; and build business capability.

Getting the basics right is a simple and fundamental requirement of all in the Foster's Group and one emphasising that we will improve operational performance as a platform for improving financial results and shareholder returns.

It is perhaps too early in the year to be over confident about instant performance improvement across our company, but over the last month or so, a number of individual indicators give me encouragement that we are on the right path.

I'd now like to hand back to the Chairman.

29 October 2008

Chief Executive Officer's Address

FOSTER'S
GROUP

2008 FINANCIAL PERFORMANCE

Reported Results	Adjusted Results *(before Significant Items and SGARA)*
Net Profit after Tax	**Net Profit after Tax**
$111.7 million	**$713.2** million
Earnings per Share	**Earnings per Share**
5.8 cents	**36.8** cents

FOSTER'S GROUP

AUSTRALIAN BEER




Australia's No.1 beer
Strong growth
Outstanding performance
Brand Investment
VB
VB
PURE BLOND

AUSTRALIAN BEER

Unmatched portfolio

Category Leader

Low-carb innovation

Low-carb leader

'Flavoured' beer innovation

First 'Green' Beer


1664
STELLA ARTOIS
PURE BLOND
CASCADE GREEN
CARLTON DRY

AUSTRALIAN WINE




25% growth
Innovation, over ice
Lower alcohol, Lower calorie
Leading sparkling growth
Portfolio growth
SECRET STONE

AMERICAN WINE - BERINGER

Price repositioned

January 2008 release

July 2008 release


BERINGER
BERINGER
BERINGER
BERINGER
BERINGER

EUROPEAN WINE


Good Growth
Released in Europe
Relaunched in UK
LINDEMANS
CHARDONNAY
ROSEMOUNT
CONUNGA HILL
BERINGER
CABERNET SAUVIGNON

STRATEGIC AGENDA
GETTING THE BASICS RIGHT

GROWTH
- Volume growth
- Value share growth
- Brand investment and innovation

EFFICIENCY
- Reduce business costs
- Drive production efficiencies
- Benefit from global scale

CAPABILITY
- People, values and leadership
- Sharpen Performance
- Improve work processes

FOSTER'S GROUP

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"FGL 2008 AGM - Results of Resolutions"

Released: 29 October 2008

Pages: 5
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

29 October 2008

ANNUAL GENERAL MEETING – 29 OCTOBER 2008

In accordance with section 251AA of the Corporations Act, the following information is provided in relation to resolutions passed by members of Foster's Group Limited at its Annual General Meeting on 29 October 2008:

Resolution 1 Re-election of Mrs M.L. Cattermole as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,114,273,211
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,065,836,239
- the proxy is to vote against the resolution	31,121,688
- the proxy may vote at the proxy's discretion	17,315,284
- the proxy is to abstain on the resolution	1,373,285
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,084,438,018
- against the resolution	31,188,570
- abstaining on the resolution	1,377,040

Resolution 2 Re-election of Mr P.A. Clinton as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,114,141,880
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,094,507,274
- the proxy is to vote against the resolution	2,246,423
- the proxy may vote at the proxy's discretion	17,388,183
- the proxy is to abstain on the resolution	1,509,909
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,113,225,676
- against the resolution	2,266,718
- abstaining on the resolution	1,516,527

Resolution 3 Re-election of Mr M.J. Ullmer as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,113,903,409
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,065,369,490
- the proxy is to vote against the resolution	30,901,243
- the proxy may vote at the proxy's discretion	17,632,676
- the proxy is to abstain on the resolution	1,452,392
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,079,059,196
- against the resolution	36,181,389
- abstaining on the resolution	1,472,348

Resolution 4 Approval of increase in total amount of Non-Executive Directors' fees	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,105,706,427
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,056,208,883
- the proxy is to vote against the resolution	40,857,881
- the proxy may vote at the proxy's discretion	8,639,663
- the proxy is to abstain on the resolution	3,471,314
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,060,798,582
- against the resolution	46,082,953
- abstaining on the resolution	3,504,856

Resolution 5 Adoption of new Constitution	
The motion was carried as a special resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,111,493,792
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,087,742,629
- the proxy is to vote against the resolution	6,592,540
- the proxy may vote at the proxy's discretion	17,158,623
- the proxy is to abstain on the resolution	4,146,604
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,106,173,908
- against the resolution	6,606,372
- abstaining on the resolution	4,207,917

Resolution 6 Approval of proportional Takeover Provision	
The motion was carried as a special resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,112,007,817
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,063,523,248
- the proxy is to vote against the resolution	31,342,217
- the proxy may vote at the proxy's discretion	17,142,352
- the proxy is to abstain on the resolution	3,661,785
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,081,951,542
- against the resolution	31,376,807
- abstaining on the resolution	3,696,546

Resolution 7 Adoption of the Remuneration Report for the year ended 30 June 2008	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,109,577,177
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,075,747,758
- the proxy is to vote against the resolution	16,914,950
- the proxy may vote at the proxy's discretion	16,914,409
- the proxy is to abstain on the resolution	6,075,738
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,093,740,298
- against the resolution	17,139,391
- abstaining on the resolution	6,119,743

Yours faithfully

Robert Dudfield
Assistant Company Secretary

END